Exhibit 99.1

ATA Creativity Global Reports Q3 2025 Financial Results

Conference Call Scheduled for Wednesday, November 12, at 8:00 p.m. Eastern Time (Thursday, November 13, at 9:00 a.m. Beijing Time) with Accompanying Audio and Slide Webcast

Beijing, China, November 12, 2025 — ATA Creativity Global (“ACG” or the “Company”, Nasdaq: AACG), an international educational services company focused on providing quality learning experiences that cultivate and enhance students’ creativity, today announced preliminary unaudited financial results for the third quarter (“Q3 2025”) and nine months (“9M 2025”) periods ended September 30, 2025.

All amounts presented in U.S. dollars ($) in this news release are based on a conversion rate of RMB7.1190 to $1.00 for both reporting periods ended September 30, 2025.

Q3 2025 Financial Highlights

•	Net revenues for Q3 2025 were RMB67.3 million (or $9.5 million), from RMB67.3 million in Q3 2024.
•	Gross profit for Q3 2025 was RMB26.4 million (or $3.7 million), from RMB30.0 million in Q3 2024. Q3 2025 gross margin was 39.2%, compared to 44.6% in the prior year period.
•	Net income attributable to ACG for Q3 2025 was RMB2.4 million (or $0.3 million), compared to net loss attributable to ACG of RMB14.7 million in Q3 2024.
•	Cash and cash equivalents were RMB96.8 million (or $13.6 million) as of September 30, 2025.

9M 2025 Financial Highlights

•	Net revenues for 9M 2025 increased 7.1% to RMB179.0 million (or $25.1 million), from RMB167.1 million in 9M 2024.
•	Gross profit for 9M 2025 increased 3.2% to RMB80.1 million (or $11.2 million), from RMB77.6 million in 9M 2024. Gross margin for the current period was 44.7%, compared to 46.4% during 9M 2024.
•	Net loss attributable to ACG for 9M 2025 decreased to RMB21.7 million (or $3.1 million), compared to net loss attributable to ACG of RMB49.4 million in 9M 2024.

Q3 2025 Operational Highlights

•	Student enrollment during Q3 2025 was 1,052, compared to 1,289 in Q3 2024.
-	55.6% of students were enrolled in ACG’s portfolio training programs, which consist of time-based programs and project-based programs.
-	44.4% of students were enrolled in ACG’s other programs, which mainly consist of overseas study counselling services and research-based learning services.
•	Total credit hours delivered during Q3 2025 were 56,511, representing an increase of 5.6% compared to Q3 2024.

The following is a summary of the credit hours delivered for ACG’s portfolio training programs for Q3 2025, compared to those for the prior-year period:

	Q3 2025	Q3 2024	% Change
	No. of Credit Hours	No. of Credit Hours
Time-based programs	10,657	16,186	(34.2)%
Project-based programs	45,854	37,306	22.9%
Total	56,511	53,492	5.6%

1

Management Commentary

Mr. Kevin Ma, Chairman and CEO of ACG, stated, “For the 9M period, we reported a 7.1% increase in net revenues despite the overall stabilized market demand in 2025 compared to 2024, mainly supported by growth in the research-based learning and overseas study counselling business lines as we continued to offer innovative and relevant programs to ACG students. Moreover, we achieved solid cost savings in operating expenses, primarily as a result of streamlined sales efforts, which contributed to overall improved bottom-line results.”

Mr. Ma continued, “As students plan for the new academic year, many of them are exploring creative arts education services to strengthen their application portfolios. During Q3, ACG rolled out a number of new and recurring research-based learning projects, garnering widespread enthusiasm and positive reception from our students. We hosted a total of 14 summer labs in our Beijing Center, working with lecturers from an extensive list of prestigious arts schools in the U.S. and the U.K. to offer short-term projects that cover all of our six major arts disciplines. Our existing experiential offerings during the summer included online Master classes centered on computer engineering, game design, and animation, in addition to the United Nations Sustainable Development Goals Camp, and the New York Fashion Week program. Furthermore, we introduced a new in-person ten-day intensive summer lab project co-developed with Hong Kong Polytechnic University focusing on digital entertainment media design on the PolyU campus, where students gained first-hand learning experience on state-of-the-art virtual reality and augmented reality technologies and walk away with their own design solutions and certificates of attendance issued by PolyU. At the same time, our ACG Beijing Foundation Center has expanded its range of services, serving students with an extensive network of educational resources to help them pave the way for college entrance in their dream countries and schools.”

Mr. Ma added, “For fall 2025 enrollment, our students received over 4,000 admission offers from overseas universities, including prestigious names such as MIT, Harvard, University of Oxford, Parsons School of Design, Rhode Island School of Design and Royal College of Art. We are excited to welcome our new students exploring study-abroad opportunities for the upcoming application seasons. We remain committed to empowering ACG students by providing them with high-quality, customizable and innovative creative arts education products and services, and look forward to seeing them achieve academic and professional success in their creative arts journey.”

Reaffirms Guidance for FY 2025

For full year 2025, ACG expects total net revenues of between RMB276 million and RMB281 million, representing a year-over-year increase of around 3% to 5%. This guidance is based on the Company's current business operations, initiatives underway for the year ending December 31, 2025, and the current and preliminary assessment of existing domestic and international market conditions, all of which remain subject to change.

Mr. Jun Zhang, President of ACG, commenting on the outlook of FY 2025, stated, “We believe we are on track to achieve our FY 2025 revenue guidance. In Q4, we continue to make quality offerings available to our students by introducing new online Master Classes co-developed and lectured by instructors from Carnegie Mellon University, Harvard University, University of the Arts London and Royal College of Art. These Master Classes build on ACG’s long-standing commitment to excellence, continuing to offer students services that are relevant to emerging trends in both arts academia and industry, such as user design, digital love language design, digital media prototyping, and installation arts. Additionally, we are also hosting our traditional Shanghai Fashion Week project, allowing backstage access for students with an interest in fashion design to gain immersive experience of world-class fashion week preparation and execution.”

Mr. Zhang continued, “Moving forward, while we remain focused on addressing student demand with our expanding portfolio of offerings, we are also implementing cost control measures to drive bottom-line improvements. For portfolio training services, we continue to optimize product offerings to appeal to a larger audience, aiming to increase our market competitiveness; at the same time, we aim to further strengthen our capabilities by introducing new projects through our cooperation with prestigious arts schools overseas. Additionally, we plan to gradually consolidate select campuses located in less active markets and allocate teaching resources in top tier cities to maximize operating efficiency. We are confident that these strategic initiatives will contribute to a healthy growth trajectory for ACG in the long run.”

2

Update on Non-Binding Term Sheet with Baby Capital

In August 2025, the Company announced the signing of a non-binding term sheet (the “Term Sheet”) with Baby BTC Strategic Capital Limited (“Baby Capital”), pursuant to which Baby Capital will subscribe for new shares of the Company with the total purchase price of up to US$30 million, and at the same time obtain a warrant to purchase additional new shares of the Company for an aggregate exercise price of up to US$70 million. The Company and Baby Capital are still in the early stage of discussion and there has been no substantial progress regarding the transactions contemplated under the Term Sheet. The Company will provide further update as appropriate.

There can be no assurance that the definitive share purchase agreement will be entered into, nor that the potential transactions contemplated under the Term Sheet will be consummated on the terms set forth in the Term Sheet, nor that the cooperation with Babylon will produce any expected outcome, or at all.

Conference Call and Webcast Information (With Accompanying Presentation)

ACG will host a conference call at 8:00 p.m. Eastern Time on Wednesday, November 12 (9:00 a.m. Beijing Time on Thursday, November 13), during which management will discuss Q3 2025 and 9M 2025 results.

To participate in the conference call, please use the following dial-in numbers about 10 minutes prior to the scheduled conference call time:

U.S. & Canada (Toll-Free):	+1 (877) 407-9122
International (Toll):	+1 (201) 493-6747
China (Local Access):	(400) 120 2840
Hong Kong (Local Access):	(800) 965561

A simultaneous audio webcast including accompanying slides may be accessed via the following link: https://event.choruscall.com/mediaframe/webcast.html?webcastid=dUsXW8Iz, or via the investor relations section of the Company’s website https://ir.atai.net.cn/.

For those unable to listen to the live webcast, the replay will be available on the Company’s website shortly after the conclusion of the call.

Q3 2025 Financial Review – GAAP Results

ACG’s total net revenues for Q3 2025 of RMB67.3 million (or $9.5 million), relatively stable as compared to RMB67.3 million in Q3 2024. Specifically:

-	Net revenues from portfolio training programs of RMB48.4 million (or $6.8 million) decreased 2.0% as compared to Q3 2024 and accounted for 71.9% of total net revenues. The slight decrease was mainly a result of an adjustment of portfolio training offerings and fee structure in response to increased market competition during Q3 2025.
-	Net revenues from overseas study counselling services, research-based learning services and other educational services of RMB18.9 million (or $2.7 million), relatively stable from Q3 2024 and accounted for 28.1% of total net revenues.

Gross profit for Q3 2025 of RMB26.4 million (or $3.7 million) decreased by 12.1%, from RMB30.0 million in Q3 2024, as a result of higher cost of revenues related to research-based learning services outsourcing costs and part-time teacher costs. Thus gross margin was 39.2%, compared to 44.6% in the prior-year period.

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Total operating expenses for Q3 2025 were RMB37.0 million (or $5.2 million), representing a decrease of 22.4% from RMB47.7 million in Q3 2024. As a percentage of net revenues, the total operating expenses decreased to 54.9%, compared to 70.9% in Q3 2024. The decrease was a result of lower selling expenses and general & administrative expenses. Specifically, for Q3 2025:

-	Selling expenses of RMB19.8 million (or $2.8 million) decreased by RMB5.9 million or 23.2% from Q3 2024, mainly due to lower headcount in sales personnel compared to the same period in 2024.
-	General & administrative expenses of RMB16.4 million (or $2.3 million), decreased by RMB4.8 million or 22.4% from Q3 2024, mainly as a result of decreased professional fees and lower investments in new project development.
-	Research and development expenses of RMB0.8 million (or $0.1 million), relatively stable from RMB0.7 million in Q3 2024.

As a result of decreased operating expenses, loss from operations for Q3 2025 was RMB10.6 million (or $1.5 million), compared to loss from operations of RMB17.6 million in Q3 2024. Net income attributable to ACG for Q3 2025 was RMB2.4 million (or $0.3 million), compared to net loss attributable to ACG of RMB14.7 million in Q3 2024, primarily due to a one-time gain from previous investment.

Basic and diluted earnings per common share attributable to ACG for Q3 2025 were RMB0.04 (or $0.01), compared to basic and diluted losses per common share of RMB0.23 for Q3 2024. Basic and diluted earnings per ADS attributable to ACG were RMB0.08 (or $0.02), compared to basic and diluted losses per ADS of RMB0.46 in Q3 2024.

9M 2025 Financial Review – GAAP Results

ACG’s total net revenues for 9M 2025 were RMB179.0 million (or $25.1 million), representing an increase of 7.1% from RMB167.1 million during 9M 2024, primarily due to increased revenue contributions from overseas study counselling services and research-based learning services, and other educational services. Specifically:

-	Net revenues from portfolio training programs of RMB125.9 million (or $17.7 million) relatively stable from 9M 2024 and accounted for 70.4% of total net revenues.
-	Net revenues from overseas study counselling services, research-based learning services and other educational services of RMB53.1 million (or $7.5 million) increased 26.0% as compared to 9M 2024 and accounted for 29.6% of total net revenues. The increase was a result of increased services delivered across the three lines of services over the period.

Gross profit for 9M 2025 was RMB80.1 million (or $11.2 million), representing an increase of 3.2% from RMB77.6 million during 9M 2024, mainly due to increased net revenues and partially offset by increased outsourcing costs. Gross margin was 44.7% during the period, compared to 46.4% during 9M 2024.

Total operating expenses for 9M 2025 were RMB121.3 million (or $17.0 million), representing a decrease of 11.9% from RMB137.7 million in 9M 2024. As a percentage of net revenues, the total operating expenses decreased to 67.8%, compared to 82.4% in 9M 2024. The decrease was mainly a result of lower selling expenses, general & administrative expenses and research and development expenses. Specifically, for 9M 2025:

-	Selling expenses of RMB62.6 million (or $8.8 million) decreased by RMB9.8 million or 13.6% from 9M 2024, primarily driven by lower headcount in sales personnel and decreased sales incentives compared to 9M 2024.
-	General & administrative expenses of RMB60.1 million (or $8.4 million) decreased by RMB2.3 million or 3.7% from 9M 2024, mainly as a result of accounting impact of purchase price allocation from a previously completed acquisition.
-	Research and development expenses of RMB2.4 million (or $0.3 million) decreased by RMB0.5 million or 19.3% from 9M 2024, as ACG’s system development was completed in Q2 2024.

As a result of increased revenues and lower operating expenses, loss from operations for 9M 2025 was RMB41.1 million (or $5.8 million), compared to loss of RMB60.0 million during 9M 2024. Net loss attributable to ACG for 9M 2025 was RMB21.7 million (or $3.1 million), compared to net loss attributable to ACG of RMB49.4 million during 9M 2024.

For 9M 2025, basic and diluted losses per common share attributable to ACG were RMB0.34 (or $0.05), compared to RMB0.78 during 9M 2024. Basic and diluted losses per ADS attributable to ACG were RMB0.68 (or $0.10), compared to RMB1.56 during 9M 2024.

4

Non-GAAP Measures

Adjusted net income attributable to ACG for Q3 2025, which excludes share-based compensation expense and foreign currency exchange losses, net, was RMB2.6 million (or $0.4 million), compared to adjusted net loss of RMB13.9 million in Q3 2024.

Basic and diluted earnings per common share attributable to ACG excluding share-based compensation expense and foreign currency exchange losses, net for Q3 2025, were RMB0.04 (or $0.01). Basic and diluted earnings per ADS attributable to ACG excluding share-based compensation expense and foreign currency exchange losses, net for Q3 2025 were RMB0.08 (or $0.02).

Please see the note about non-GAAP measures and the reconciliation table at the end of this press release.

Other Data

The number of weighted average ADSs used to calculate basic and diluted earnings per ADS for Q3 2025 were 31.7 million and 31.9 million respectively. The number of weighted average ADSs used to calculate basic and diluted losses per ADS for 9M 2025 were both 31.7 million. Each ADS represents two common shares.

Balance Sheet Highlights

As of September 30, 2025, ACG’s cash and cash equivalents were RMB96.8 million (or $13.6 million), working capital deficit was RMB259.6 million (or $36.5 million), and total shareholders’ equity was RMB58.8 million (or $8.3 million); compared to cash and cash equivalents of RMB36.5 million, working capital deficit of RMB287.9 million, and total shareholders’ equity of RMB79.6 million, respectively, as of December 31, 2024.

About ATA Creativity Global

ATA Creativity Global is an international educational services company focused on providing quality learning experiences that cultivate and enhance students’ creativity. ATA Creativity Global offers a wide range of education services consisting primarily of portfolio training, research-based learning services, overseas study counselling and other educational services through its training center network. For more information, please visit ACG’s website at www.atai.net.cn.

Cautionary Note Regarding Forward-looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “future,” “intend,” “look forward to,” “outlook,” “guidance,” “plan,” “should,” “will,” and similar terms and include, among other things, statements regarding ACG’s future growth and results of operations; ACG’s plans for financing, mergers and acquisitions generally; ACG’s growth strategy, anticipated growth prospects and subsequent business activities; ACG’s 2025 guidance; market demand for, and market acceptance and competitiveness of, ACG’s portfolio training programs and other education services.

The factors that could cause the Company’s actual financial and operating results to differ from what the Company currently anticipates may include its ability to develop and create content that could accommodate needs of potential students, its ability to provide effective creative related international education services and control sales and marketing expenses, its recognition in the marketplace for services it delivered and branding it established, its ability to maintain market share amid increasing competition, its ability to identify and execute on M&A opportunities within the education sector and its ability to integrate the acquired business, the economy of China, uncertainties with respect to China’s legal and regulatory environments, the impact of the political tensions between the United States and China or other international tensions, and the impact of actual or potential international trade or military conflicts, and other factors stated in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”).

5

The financial information contained in this release should be read in conjunction with the consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for its fiscal year ended December 31, 2024, and other filings that ACG has made with the SEC. The filings are available on the SEC’s website at www.sec.gov and at ACG’s website at www.atai.net.cn. For additional information on the risk factors that could adversely affect the Company’s business, financial conditions, results of operations, and prospects, please see the “Risk Factors” section of the Company’s Form 20-F for the fiscal year ended December 31, 2024.

The forward-looking statements in this release involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates, and projections about ACG and the markets in which it operates, and the actual results may differ materially from those indicated in these forward-looking statements, including without limitation those in relation to the potential transactions contemplated under the Term Sheet or other similar transaction(s). The Company undertakes no obligation to update forward-looking statements, which speak only as of the date of this release, to reflect subsequent events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that its expectations and assumptions expressed in these forward-looking statements are reasonable, the Company cannot assure you that its expectations and assumptions will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Currency Convenience Translation

The Company’s financial information is stated in Renminbi (“RMB”), the currency of the People’s Republic of China. The translations of RMB amounts for the quarter and nine months ended September 30, 2025, into U.S. dollars are included solely for the convenience of readers and have been made at the rate of RMB7.1190 to $1.00, the noon buying rate as of September 30, 2025, in New York for cable transfers in RMB per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under U.S. generally accepted accounting principles (“GAAP”).

About Non-GAAP Financial Measures

To supplement ACG’s consolidated financial information presented in accordance with U.S. GAAP, ACG uses the following non-GAAP financial measures: net income (loss) excluding share-based compensation expense and foreign currency exchange gain or loss, and basic and diluted earnings (losses) per common share and ADS excluding share-based compensation expense and foreign currency exchange gain or loss.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. ACG believes these non-GAAP financial measures provide meaningful supplemental information about its performance by excluding share-based compensation expense and foreign currency exchange gain or loss, which may not be indicative of its operating performance.

ACG believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to ACG’s historical performance. ACG computes its non-GAAP financial measures using a consistent method from period to period. ACG believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net income (loss) excluding share-based compensation expense and foreign currency exchange gain or loss and basic and diluted earnings (losses) per common share and per ADS excluding share-based compensation expense and foreign currency exchange gain or loss is that share-based compensation charges and foreign currency exchange gain or loss have been, and are expected to continue to be for the foreseeable future, a significant recurring expense in ACG’s business.

6

Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The table captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” shown at the end of this news release has more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures used by ACG.

For more information on our company, please contact the following individuals:

At the Company	Investor Relations
ATA Creativity Global	The Equity Group Inc.
Ruobai Sima, CFO	Lena Cati, Senior Vice President
+86 10 6518 1133 x 5518	212-836-9611
simaruobai@acgedu.cn	lcati@theequitygroup.com

Alice Zhang, Associate
212-836-9610
azhang@theequitygroup.com

7

ATA CREATIVITY GLOBAL AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	September 30,	September 30,
	2024	2025	2025
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	36,523,995	96,807,261	13,598,435
Accounts receivable	2,712,845	298,376	41,913
Prepaid expenses and other current assets	27,402,834	29,433,191	4,134,456
Total current assets	66,639,674	126,538,828	17,774,804

Long-term investments	38,000,000	—	—
Property and equipment, net	38,698,086	33,808,663	4,749,075
Intangible assets, net	46,236,111	34,491,667	4,845,016
Goodwill	196,289,492	196,289,492	27,572,621
Other non-current assets	35,156,141	34,606,874	4,861,199
Right-of-use assets	35,907,761	35,214,706	4,946,580
Deferred income tax assets	—	1,581,981	222,220
Total assets	456,927,265	462,532,211	64,971,515

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables	56,372,960	45,416,644	6,379,639
Short-term loan	—	32,063,829	4,503,979
Lease liabilities-current	18,085,643	16,238,233	2,280,971
Deferred revenues	280,036,806	292,413,743	41,075,115
Total current liabilities	354,495,409	386,132,449	54,239,704

Lease liabilities-non-current	17,120,842	17,579,017	2,469,310
Deferred income tax liabilities	5,664,822	—	—
Total liabilities	377,281,073	403,711,466	56,709,014

Shareholders’ equity:
Common shares	4,755,623	4,764,603	669,280
Treasury shares	(8,201,046)	(8,201,046)	(1,151,994)
Additional paid-in capital	547,915,003	548,711,589	77,077,060
Accumulated other comprehensive loss	(36,952,183)	(36,839,527)	(5,174,818)
Accumulated deficit	(427,806,949)	(449,550,590)	(63,147,997)
Total shareholders’ equity attributable to ACG	79,710,448	58,885,029	8,271,531
Non-redeemable non-controlling interests	(64,256)	(64,284)	(9,030)
Total shareholders’ equity	79,646,192	58,820,745	8,262,501
Commitments and contingencies	—	—	—
Total liabilities and shareholders’ equity	456,927,265	462,532,211	64,971,515

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ATA CREATIVITY GLOBAL AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Three-month Period Ended
	September 30,	September 30,	September 30,
	2024	2025	2025
	RMB	RMB	USD
Net revenues	67,254,807	67,304,440	9,454,199
Cost of revenues	37,256,461	40,930,214	5,749,433
Gross profit	29,998,346	26,374,226	3,704,766

Operating expenses:
Research and development	740,049	760,913	106,885
Sales and marketing	25,743,503	19,781,322	2,778,666
General and administrative	21,172,200	16,435,566	2,308,690
Total operating expenses	47,655,752	36,977,801	5,194,241
Other operating income, net	42,806	45,975	6,458
Loss from operations	(17,614,600)	(10,557,600)	(1,483,017)
Other income (expense):
Investments income	—	11,932,630	1,676,167
Interest income, net of interest expenses	224,646	93,963	13,199
Foreign currency exchange losses, net	(1,800)	(7,232)	(1,016)
Income (loss) before income taxes	(17,391,754)	1,461,761	205,333
Income tax benefit	(2,739,486)	(907,675)	(127,500)
Net income (loss)	(14,652,268)	2,369,436	332,833
Net income (loss) attributable to non-controlling interests	(22)	0	0
Net income (loss) attributable to ACG	(14,652,246)	2,369,436	332,833

Other comprehensive income (loss):
Foreign currency translation adjustment, net of nil income taxes	(98,370)	108,375	15,223
Comprehensive income (loss) attributable to ACG	(14,750,616)	2,477,811	348,056

Basic and diluted earnings (losses) per common share attributable to ACG	(0.23)	0.04	0.01
Basic and diluted earnings (losses) per ADS attributable to ACG	(0.46)	0.08	0.02

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ATA CREATIVITY GLOBAL AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Nine-month Period Ended
	September 30,	September 30,	September 30,
	2024	2025	2025
	RMB	RMB	USD
Net revenues	167,144,553	178,985,729	25,141,976
Cost of revenues	89,543,642	98,916,478	13,894,715
Gross profit	77,600,911	80,069,251	11,247,261

Operating expenses:
Research and development	2,924,091	2,359,214	331,397
Sales and marketing	72,387,180	62,573,843	8,789,696
General and administrative	62,414,642	60,131,363	8,446,602
Provision for loan receivable and other receivables	—	(3,781,662)	(531,207)
Total operating expenses	137,725,913	121,282,758	17,036,488
Other operating income, net	86,586	118,602	16,660
Loss from operations	(60,038,416)	(41,094,905)	(5,772,567)
Other income (expense):
Investments income	—	11,932,630	1,676,167
Interest income, net of interest expenses	867,865	189,473	26,615
Foreign currency exchange losses, net	(7,668)	(17,670)	(2,482)
Loss before income taxes	(59,178,219)	(28,990,472)	(4,072,267)
Income tax benefit	(9,823,637)	(7,246,803)	(1,017,952)
Net loss	(49,354,582)	(21,743,669)	(3,054,315)
Net loss attributable to non-controlling interests	(72)	(28)	(4)
Net loss attributable to ACG	(49,354,510)	(21,743,641)	(3,054,311)

Other comprehensive income (loss):
Foreign currency translation adjustment, net of nil income taxes	(61,945)	112,656	15,825
Comprehensive loss attributable to ACG	(49,416,455)	(21,630,985)	(3,038,486)

Basic and diluted losses per common share attributable to ACG	(0.78)	(0.34)	(0.05)
Basic and diluted losses per ADS attributable to ACG	(1.56)	(0.68)	(0.10)

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RECONCILIATIONS OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

	Three-month Period Ended		Nine-month Period Ended
	September 30,	September 30,	September 30,	September 30,
	2024	2025	2024	2025
	RMB	RMB	RMB	RMB
GAAP net income (loss) attributable to ACG	(14,652,246)	2,369,436	(49,354,510)	(21,743,641)
Share-based compensation expenses	769,733	183,565	2,653,050	466,276
Foreign currency exchange losses, net	1,800	7,232	7,668	17,670
Non-GAAP net income (loss) attributable to ACG	(13,880,713)	2,560,233	(46,693,792)	(21,259,695)

GAAP earnings (losses) per common share attributable to ACG
Basic and diluted	(0.23)	0.04	(0.78)	(0.34)

Non-GAAP earnings (losses) per common share attributable to ACG
Basic and diluted	(0.22)	0.04	(0.74)	(0.34)

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